THERON RESOURCE GROUP

March 21, 2011

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 4628, 450 Fifth Street,
Washington, D.C. 20549-4628

Attention: Mr. Ethan M. Horowitz, Branch Chief,

Dear Sirs:

Re: Theron Resource Group
Form 10-KA for the year end May 31, 2010
File Number 000-53845

We have reviewed your comment letter dated March 18, 2011, and are responding to your telephone request for an e-mail address for the Corporation for future correspondence.

Form 10KA for the Fiscal Year Ending May 31, 2010

Management’s Discussion – page 7

1.	We thank you for your comment regarding the updating of property information and related on an annual basis. We will, in future annual filings, ensure that we do not reference any previous information and will update and disclose annually information on each of our properties.

In regards to your telephone message of March 18, 2011, we offer two e-mail addresses for future information requests or correspondence between the Securities and Exchange Commission and the Corporation. Our main in-house e-mail address is “theronresourcegroup@gmail.com” and our publically available address using the Corporation’s Web site is “info@theron-resource-group.com”. Either address brings correspondence directly to my desk.

Yours truly,
THERON RESOURCE GROUP

/s/ “Jerry R. Satchwell”

Jerry R. Satchwell President

cc: Mr. Donald F. Delaney

1596 Gulf Road, Number 34, Point Roberts, WA 98281
Toll Free: (888) 755-9766 Fax: (877) 755-9766 e-mail: theronresourcegroup@gmail.com